Axos Q3 Fiscal 2025 Earnings Supplement

April 30, 2025

NYSE: AX



Loan Growth by Category



	$ Millions		
	Q3 FY25	Q2 FY25	Inc (Dec)
Single Family Mortgage & Warehouse			
Jumbo Mortgage	$ 3,697	$ 3,641	$ 56
SF Warehouse Lending	498	509	(11)
Multifamily & Commercial Mortgage			
Multifamily	2,059	2,148	(89)
Small Balance Commercial	1,281	1,283	(2)
Commercial Real Estate			
CRE Specialty	5,371	5,301	70
Lender Finance RE	985	914	71
Commercial & Industrial Non-RE			
Lender Finance Non-RE	2,519	2,492	27
Asset-Based and Cash Flow Lending	2,317	2,041	276
Capital Call Facilities	1,555	1,277	278
Auto & Consumer			
Auto	400	375	25
Unsecured/OD	46	44	2
Other	1	1	—
	$ 20,729	$ 20,026	$ 703

Loans

Commercial Real Estate Specialty[1] Detail
as of March 31, 2025



Loan Type	Balance (mm)		Weighted Avg. LTV		Non-Accrual Loans (mm)
Multifamily	$	1,485	43 %	$	—
SFR		1,211	38		15
Industrial		957	58		—
Hotel		836	41		—
Office		380	30		5
Other		326	37		15
Retail		176	43		—
Total	$	5,371	42 %	$	35



LTV Distribution

- ≤ 50%
- > 50% to 65%
- > 65%

Note 1: Includes Commercial Real Estate Specialty loan portfolio only.





Interest Rate Sensitivity of Loans & Deposits
As of March 31, 2025

Loans

- Of the fixed and hybrid rate loan balances in our portfolio at March 31, 2025, 61% will reprice within 3 years and 90% will reprice within 5 years.

Fixed
7%
Hybrid
20%
Variable
73%

Deposits

Non-Time Deposits by Interest Rate
(Dollars in Thousands)

Interest Rate	Total
0% ~ 2%	$ 6,156,120
2% ~ 4%	$ 10,857,145
4% ~ 6%	$ 3,123,449
	$ 20,136,714

- ~$3.5 billion of deposits that adjust with the Federal Funds rate
- Deposit rate optionality enhanced by $450 million of off-balance sheet deposits from Axos Securities



Diversified Deposit Gathering
Approximately 90% of deposits are FDIC-insured or collateralized

> - Serves approximately 40% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
> - Software allows servicing of SEC receivers and non-chapter 7 cases

> - Full service digital banking, wealth management, and securities trading

> - 1031 exchange firms
> - Title and escrow companies
> - HOA and property management
> - Business management and entertainment

> - White-label banking

Diversified Deposit Gathering Business Lines

- Fiduciary Services $1.1B
- Consumer Direct $11.2B
- Distribution Partners $0.4B
- Specialty Deposits $1.9B
- Axos Securities[1] $0.9B
- Commercial & Treasury Management $4.1B
- Small Business Banking $0.5B

> - Broker-dealer client cash
> - Broker-dealer reserve accounts

> - Business banking with simple suite of cash management services

> - Full service treasury/cash management
> - Team enhancements and geographic expansion
> - Bank and securities cross-sell

Deposit balances as of March 31, 2025
Note 1: Excludes approximately $450 million of off-balance sheet deposits

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Reserve (UCL)



($ in millions)



Chart:

Category	ACL	UCL
December 31, 2024 (ACL + UCL)	270.6	13.2
Gross Charge-offs	6.2	
Gross Recoveries	1.8	
Provision for Credit Losses	13.8	0.8
March 31, 2025 (ACL + UCL)	280.0	14.0

Legend: ■ ACL ■ UCL

Allowance for Credit Losses (ACL) by Loan Category
as of March 31, 2025



	$ Millions		
Loans	**Loan Balance**	**ACL**	**ACL %[1]**
Single Family Mortgage & Warehouse	$ 4,195	$ 15	0.4 %
Multifamily & Commercial Mortgage	3,341	48	1.4 %
Commercial Real Estate	6,356	90	1.4 %
Commercial & Industrial Non-RE	6,390	114	1.8 %
Auto & Consumer	447	13	2.9 %
	$ 20,729	$ 280	1.4 %

Note 1: ACL % is based on gross unpaid principal balance

Credit Quality ($ millions)



March 31, 2025		Loans O/S		Non-Accrual Loans	%
Single Family-Mortgage & Warehouse	$	4,195	$	44	1.05 %
Multifamily and Commercial Mortgage		3,341		34	1.02
Commercial Real Estate		6,356		34	0.53
Commercial & Industrial - Non-RE		6,390		71	1.11
Auto & Consumer		447		2	0.45
Total	$	20,729	$	185	0.89 %

December 31, 2024		Loans O/S		Non-Accrual Loans	%
Single Family-Mortgage & Warehouse	$	4,150	$	70	1.69 %
Multifamily and Commercial Mortgage		3,431		49	1.43
Commercial Real Estate		6,215		60	0.97
Commercial & Industrial - Non-RE		5,810		71	1.22
Auto & Consumer		420		2	0.48
Total	$	20,026	$	252	1.26 %

March 31, 2024		Loans O/S		Non-Accrual Loans	%
Single Family-Mortgage & Warehouse	$	4,123	$	51	1.24 %
Multifamily and Commercial Mortgage		4,001		39	0.97
Commercial Real Estate		5,913		26	0.44
Commercial & Industrial - Non-RE		4,828		4	0.08
Auto & Consumer		452		2	0.44
Total	$	19,317	$	122	0.63 %



AXOS FINANCIAL, INC.
SELECTED FINANCIAL INFORMATION
(Unaudited – dollars in thousands)

	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Selected Balance Sheet Data:					
Total assets	$ 23,981,154	$ 23,709,422	$ 23,569,084	$ 22,855,334	$ 22,642,133
Loans—net of allowance for credit losses	20,193,630	19,486,727	19,280,609	19,231,385	18,733,455
Loans held for sale, carried at fair value	15,644	25,436	14,566	16,482	16,239
Allowance for credit losses	279,950	270,605	263,854	260,542	257,522
Securities—trading	346	241	594	353	592
Securities—available-for-sale	79,958	97,848	137,996	141,611	207,582
Securities borrowed	91,915	114,672	84,326	67,212	105,853
Customer, broker-dealer and clearing receivables	300,907	298,887	262,774	240,028	292,630
Total deposits	20,136,714	19,934,904	19,973,329	19,359,217	19,103,532
Advances from the FHLB	60,000	60,000	90,000	90,000	90,000
Borrowings, subordinated notes and debentures	377,427	358,692	313,519	325,679	330,389
Securities loaned	111,094	135,258	95,883	74,177	119,800
Customer, broker-dealer and clearing payables	314,399	309,593	315,985	301,127	387,176
Total stockholders’ equity	$ 2,603,900	$ 2,521,962	$ 2,405,728	$ 2,290,596	$ 2,196,293
Common shares outstanding at end of period	56,865,524	57,097,632	57,092,216	56,894,565	57,079,429
Common shares issued at end of period	70,813,637	70,571,332	70,562,333	70,221,632	70,033,523
Per Common Share Data:					
Book value per common share	$ 45.79	$ 44.17	$ 42.14	$ 40.26	$ 38.48
Tangible book value per common share (Non-GAAP)[1]	$ 42.91	$ 41.27	$ 39.22	$ 37.26	$ 35.46
Capital Ratios:					
Equity to assets at end of period	10.86 %	10.64 %	10.21 %	10.02 %	9.70 %
Axos Financial, Inc.:					
Tier 1 leverage (to adjusted average assets)	10.45 %	10.02 %	9.78 %	9.43 %	9.33 %
Common equity tier 1 capital (to risk-weighted assets)	12.39 %	12.42 %	12.44 %	12.01 %	11.47 %
Tier 1 capital (to risk-weighted assets)	12.39 %	12.42 %	12.44 %	12.01 %	11.47 %
Total capital (to risk-weighted assets)	15.21 %	15.23 %	15.29 %	14.84 %	14.26 %
Axos Bank:					
Tier 1 leverage (to adjusted average assets)	10.14 %	9.85 %	9.82 %	9.74 %	9.86 %
Common equity tier 1 capital (to risk-weighted assets)	12.31 %	12.67 %	12.87 %	12.74 %	12.47 %
Tier 1 capital (to risk-weighted assets)	12.31 %	12.67 %	12.87 %	12.74 %	12.47 %
Total capital (to risk-weighted assets)	13.49 %	13.86 %	14.06 %	13.81 %	13.49 %
Axos Clearing LLC:					
Net capital	$ 79,264	$ 83,932	$ 85,292	$ 101,462	$ 102,963
Excess capital	$ 73,172	$ 78,282	$ 80,081	$ 96,654	$ 97,646
Net capital as a percentage of aggregate debit items	26.02 %	29.71 %	32.73 %	42.21 %	38.73 %
Net capital in excess of 5% aggregate debit items	$ 64,035	$ 69,805	$ 72,264	$ 89,442	$ 89,671

AXOS FINANCIAL, INC.
SELECTED FINANCIAL INFORMATION
(Unaudited – dollars in thousands)



	At or For The Three Months Ended				
	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Selected Income Statement Data:					
Interest and dividend income	$ 432,722	$ 456,068	$ 484,262	$ 453,428	$ 443,564
Interest expense	157,258	175,969	192,214	193,366	181,958
Net interest income	275,464	280,099	292,048	260,062	261,606
Provision for credit losses	14,500	12,248	14,000	6,000	6,000
Net interest income, after provision for credit losses	260,964	267,851	278,048	254,062	255,606
Non-interest income	33,373	27,799	28,609	30,861	33,163
Non-interest expense	146,261	145,320	147,465	140,535	133,228
Income before income taxes	148,076	150,330	159,192	144,388	155,541
Income taxes	42,870	45,643	46,852	39,516	44,821
Net income	$ 105,206	$ 104,687	$ 112,340	$ 104,872	$ 110,720
Weighted average number of common shares outstanding:					
Basic	57,029,078	57,094,153	56,934,671	56,938,405	56,932,050
Diluted	58,174,696	58,226,006	58,168,468	58,164,623	58,037,698
Per Common Share Data:					
Net income:					
Basic	$ 1.84	$ 1.83	$ 1.97	$ 1.84	$ 1.94
Diluted	$ 1.81	$ 1.80	$ 1.93	$ 1.80	$ 1.91
Adjusted earnings per common share (Non-GAAP)[1]	$ 1.81	$ 1.82	$ 1.96	$ 1.83	$ 1.94
Performance Ratios and Other Data:					
Growth in loans held for investment, net	$ 706,903	$ 206,118	$ 49,224	$ 497,930	$ 469,101
Loan originations for sale	20,962	66,826	69,570	52,574	47,821
Return on average assets	1.77 %	1.74 %	1.92 %	1.81 %	1.98 %
Return on average common stockholders' equity	16.44 %	16.97 %	19.12 %	18.81 %	20.71 %
Interest rate spread[2]	3.91 %	3.91 %	4.13 %	3.63 %	3.88 %
Net interest margin[3]	4.78 %	4.83 %	5.17 %	4.65 %	4.87 %
Net interest margin[3] – Banking Business Segment	4.83 %	4.87 %	5.21 %	4.68 %	4.92 %
Efficiency ratio[4]	47.36 %	47.20 %	45.99 %	48.31 %	45.20 %
Efficiency ratio[4] – Banking Business Segment	41.53 %	40.95 %	39.83 %	41.39 %	38.82 %
Asset Quality Ratios:					
Net annualized charge-offs to average loans	0.09 %	0.10 %	0.17 %	0.05 %	0.07 %
Nonaccrual loans to total loans	0.89 %	1.26 %	0.89 %	0.57 %	0.63 %
Non-performing assets to total assets	0.79 %	1.06 %	0.75 %	0.51 %	0.55 %
Allowance for credit losses - loans to total loans held for investment	1.37 %	1.37 %	1.35 %	1.34 %	1.36 %
Allowance for credit losses - loans to non-performing loans[5]	151.28 %	107.58 %	149.32 %	229.84 %	210.95 %

[1] See "Use of Non-GAAP Financial Measures" herein.
[2] Interest rate spread represents the difference between the annualized weighted average yield on interest-earning assets and the annualized weighted average rate paid on interest-bearing liabilities.
[3] Net interest margin represents annualized net interest income as a percentage of average interest-earning assets.
[4] Efficiency ratio represents non-interest expense as a percentage of the aggregate of net interest income and non-interest income.
[5] The decrease in the Allowance for credit losses - loans to nonaccrual loans is primarily attributable to the change in nonaccrual loans.



Use of Non-GAAP Financial Measures

In addition to the results presented in accordance with GAAP, this earnings supplement includes non-GAAP financial measures such as adjusted earnings, adjusted earnings per diluted common share, and tangible book value per common share. Non-GAAP financial measures have inherent limitations, may not be comparable to similarly titled measures used by other companies and are not audited. Readers should be aware of these limitations and should be cautious as to their reliance on such measures. Although we believe the non-GAAP financial measures disclosed in this report enhance investors' understanding of our business and performance, these non-GAAP measures should not be considered in isolation, or as a substitute for GAAP basis financial measures.

We define "adjusted earnings", a non-GAAP financial measure, as net income without the after-tax impact of non-recurring acquisition-related costs and other costs (unusual or non-recurring charges). Adjusted earnings per diluted common share ("adjusted EPS"), a non-GAAP financial measure, is calculated by dividing non-GAAP adjusted earnings by the average number of diluted common shares outstanding during the period. We believe the non-GAAP measures of adjusted earnings and adjusted EPS provide useful information about the Company's operating performance. We believe excluding the non-recurring acquisition related costs and other costs (unusual or non-recurring) provides investors with an alternative understanding of Axos' core business.

Below is a reconciliation of net income, the nearest comparable GAAP measure, to adjusted earnings and adjusted EPS (Non-GAAP) for the periods shown:

(Dollars in thousands, except per share amounts)	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Net income	$ 105,206	$ 104,687	$ 112,340	$ 104,872	$ 110,720
Acquisition-related costs	1,604	1,645	2,554	2,554	2,719
Other costs[1]	(1,879)	—	—	—	—
Income taxes	80	(503)	(752)	(699)	(784)
Adjusted earnings (non-GAAP)	$ 105,011	$ 105,829	$ 114,142	$ 106,727	$ 112,655
Average dilutive common shares outstanding	58,174,696	58,226,006	58,168,468	58,164,623	58,037,698
Diluted EPS	$ 1.81	$ 1.80	$ 1.93	$ 1.80	$ 1.91
Acquisition-related costs	0.03	0.03	0.04	0.04	0.05
Other costs[1]	(0.03)	—	—	—	—
Income taxes	—	(0.01)	(0.01)	(0.01)	(0.02)
Adjusted EPS (Non-GAAP)	$ 1.81	$ 1.82	$ 1.96	$ 1.83	$ 1.94

[1] *Other costs primarily reflects the payment of a legal judgment at an amount less than previously accrued.*

We define "tangible book value", a non-GAAP financial measure, as book value adjusted for goodwill and other intangible assets. Tangible book value is calculated using common stockholders' equity minus servicing rights, goodwill and other intangible assets. Tangible book value per common share, a non-GAAP financial measure, is calculated by dividing tangible book value by the common shares outstanding at the end of the period. We believe tangible book value per common share is useful in evaluating the Company's capital strength, financial condition, and ability to manage potential losses.

Below is a reconciliation of total stockholders' equity, the nearest comparable GAAP measure, to tangible book value per common share (non-GAAP) as of the dates indicated:

(Dollars in thousands, except per share amounts)	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Common stockholders' equity	$ 2,603,900	$ 2,521,962	$ 2,405,728	$ 2,290,596	$ 2,196,293
Less: servicing rights, carried at fair value	27,585	28,045	27,335	28,924	28,130
Less: goodwill and intangible assets	135,966	137,570	139,215	141,769	144,324
Tangible common stockholders' equity (Non-GAAP)	$ 2,440,349	$ 2,356,347	$ 2,239,178	$ 2,119,903	$ 2,023,839
Common shares outstanding at end of period	56,865,524	57,097,632	57,092,216	56,894,565	57,079,429
Book value per common share	$ 45.79	$ 44.17	$ 42.14	$ 40.26	$ 38.48
Less: servicing rights, carried at fair value per common share	$ 0.49	$ 0.49	$ 0.48	$ 0.51	$ 0.49
Less: goodwill and other intangible assets per common share	$ 2.39	$ 2.41	$ 2.44	$ 2.49	$ 2.53
Tangible book value per common share (Non-GAAP)	$ 42.91	$ 41.27	$ 39.22	$ 37.26	$ 35.46



**Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO**

investors@axosfinancial.com

www.axosfinancial.com

**Johnny Lai, SVP Corporate Development
and Investor Relations**

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com